FILED BY ERA GROUP INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BRISTOW GROUP INC.

COMMISSION FILE NO. 001-31617

Era Employee FAQs

1.	What was announced?

•

Bristow and Era have entered into a definitive agreement to combine the two companies in an all-stock transaction, creating a larger, more diverse and financially stronger global industry leader with a significant presence in key geographic regions.

2.	Why are these two companies combining? What are the benefits?

•

We encourage each of you to read the press release and review the investor presentation slides for a comprehensive discussion and overview of the strategic rationale for the transaction. These can be found at https://ir.erahelicopters.com/

•	We believe this transaction is compelling for several reasons and benefits all stakeholders – employees, customers, shareholders, and lenders.

•

The combined company will offer a larger and more diverse aircraft fleet, a more extensive geographic footprint, and substantial operational efficiencies. The combined fleet will include more than 300 of the industry’s most modern aircraft with the latest generation of technology and safety features, including the largest fleet of some of the most desirable aircraft models servicing the offshore industry – S92, AW189 and AW139 helicopters. This enhanced fleet size and diversity will provide customers with a broader range of reliable and efficient aviation solutions globally.

•	The combined company will have the financial resources to support continued investment in the latest aircraft and safety technologies to best serve the future needs of our customer base.

•	This merger unites two highly complementary businesses into a leading global aviation solutions company, driven by an unwavering commitment to safety and service excellence.

•	The merger achieves more efficient absorption of the significant fixed costs required to run an air carrier and better positions the combined company to manage industry challenges.

3.	What does this mean for our safety culture?

•

Era remains steadfastly committed to providing safe, efficient and reliable helicopter services. Safety and reliability are deeply rooted in the culture of Era and Bristow and will remain key foundations of not only the combined company, but for each company prior to closing. Era will continue to dedicate the right people and resources to ensure that our customers experience no interruption in our services pre-closing or post-closing.

4.	How will this change our daily business? What should we be doing now?

•

Until the transaction closes, it will be business as usual, and we will continue to operate as two separate companies. In the coming weeks, we will form a team to plan for integration consisting of members from both Era and Bristow. The team that will plan for integration will take a thoughtful and phased approach to integrating the two companies, with the goal of maintaining a high level of business continuity and service to our customers throughout the integration process.

•	We are committed to being as transparent as possible throughout this process and will update you as we have new information to share.

5.	What is required for the deal to close and when do you expect this will happen?

•

The transaction is expected to close in the second half of 2020, following receipt of required regulatory approvals and satisfaction of other customary closing conditions, including approval of Bristow’s and Era’s stockholders.

6.	What can you tell us about Bristow’s operations?

•

Bristow is headquartered in Houston, Texas, and has major operations in the North Sea, Nigeria, the U.S. Gulf of Mexico, and in most of the other major offshore oil and gas producing regions of the world, including Australia, Brazil, Canada, Guyana and Trinidad. Bristow also provides all SAR services for the UK on behalf of the Maritime and Coastguard Agency as well as to other private and public sector customers worldwide. It has now grown to become one of the largest and most globally diverse civilian helicopter companies in the world operating a fleet of more than 200 owned and leased aircraft and approximately 3,100 employees globally.

•	Like Era, Bristow was founded by an aviation pioneer, Alan Bristow, in 1955 as a small business supporting oil and gas companies by transporting crews to the rigs in the Persian Gulf.

7.	What will be the name of the new company?

•

The new combined company will operate under the Bristow name post-closing. While Era and Bristow both share good brand awareness, Bristow has a larger global presence and a stronger global brand. ERA shares will continue to trade on the New York Stock Exchange.

8.	Who will lead the new company (i.e., CEO and Board of Directors)?

•

Era’s current President and CEO, Chris Bradshaw, will serve as President and CEO of the combined company. The remainder of the senior management team will be announced at a later date. The combined company will have a 9-member Board of Directors, including seven members from Bristow and two members from Era (including the CEO). The Chairman and Vice-Chairman of the Board of Directors will be appointed by Bristow.

9.	What does this merger mean for employees?

•	Until the transaction closes, it will be business as usual, and we will continue to operate as two separate companies.

•

The combination is expected to create a financially stronger company with enhanced size and diversification and further strengthened global leadership in offshore helicopter operations, which is good for employees and other stakeholders alike.

10.	Will there be any changes to my salary and benefits?

•	Until the two companies are fully integrated, there should be no impact to your pay and benefits. Your elections during the enrollment period will remain in effect.

•	This merger is about long-term value creation, and we believe this merger will bring exciting opportunities for our employees.

11.	Bristow has union agreements in place for pilots and mechanics. Are Era pilots and mechanics now part of a union?

•

No, Era employees will remain in their current non-union status upon closing. Before you might be given an opportunity to participate in a vote to determine whether a union might eventually represent employees currently working for Era, a fair and open process will take place. Oversight of this process is from the National Mediation Board—the federal agency with responsibility for this kind of process. If a vote were to take place, those events are many months away—if not longer.

12.	Do the two companies have similar cultures and values?

•

Yes. Bristow has a long and storied history dating back some 70 years; and it shares many of our same values including a deep commitment to safety. We have great respect for the company and its employees.

•	Both companies are recognized leaders in their respective areas with a solid reputation of providing the safest and most reliable solution-oriented services for our customers.

13.	What is the cost of the merger and what are shareholders being offered?

•

Under the terms of the agreement, which was unanimously approved by the Board of Directors of both companies, Bristow shareholders would own approximately 77% of the equity of the combined company, and Era shareholders would own approximately 23% of the combined company.

14.	What happens to my vested restricted stock awards and previously-issued ESPP shares?

•

After the closing, you will continue to hold shares of the company’s common stock previously delivered to you as a result of (i) prior vesting of restricted stock awards and/or (ii) the exercise of purchase options under the ESPP. The terms and conditions of those shares will remain the same. The shares of common stock underlying these awards will be treated the same as the shares of common stock held by other shareholders generally. Stock options that have previously vested will remain exercisable.

15.	What happens to my unvested stock options and my unvested restricted stock awards?

•

Pursuant to the terms of the Company’s 2012 Share Incentive Plan and the applicable award agreements, stock options and restricted stock awards that were granted prior to January 22, 2020 will automatically vest upon the consummation of the transaction. These vested awards will then be treated the same as the vested awards described in question 14 above. When your restricted stock awards vest at the time of the closing, you will recognize ordinary income in an amount equal to the fair market value of the company’s common stock on the closing date multiplied by the number of shares of common stock that vest. Vesting of terms applicable to any grants made following January 22, 2020 will be determined by the company’s board of directors and communicated to you at the time of the grant.

16.	Do I receive cash consideration for any of my unvested restricted stock awards?

•	You will not receive cash consideration for any of your vested or unvested stock options and restricted stock awards, or for your ESPP shares.

17.	What happens to the current ESPP purchase that happens on February 28th?

•

The ESPP program will be suspended effective immediately. For those individuals who have opted into the program for the period commencing September 1, 2019, all amounts collected through payroll will be returned to you in the same manner. No new offering period will commence until the company’s board of directors determines otherwise.

18.	Will shareholders get an opportunity to vote on the acquisition?

•

In the coming weeks, we will file a “preliminary proxy statement” with the SEC. This document will contain detailed information about the transaction and will be available to the public. Once any SEC review is completed, a “definitive proxy statement” will be filed with the SEC and mailed to stockholders.

•

Following the mailing, a meeting will be held to allow stockholders to vote on the transaction. If a majority of the shares outstanding vote for the merger and adopt the merger agreement, once all closing conditions are met, the transaction can be closed.

19.	Will Era remain traded on the NYSE or will it become a privately listed company after completion of the merger?

•	ERA shares will continue to trade on the New York Stock Exchange.

20.	What should I say if I’m asked about the merger?

•

Discussions with customers and supplier should be limited to publicly available information. If you are uncertain, discuss with your manager. The senior management team has been provided with a communications toolkit and can help answer any questions.

•

As always, should you be contacted by members of the media, investors or other interested third parties regarding this merger, they should be directed to: Jennifer Whalen, Era’s Chief Financial Officer.

21.	Where can I find more information about this merger?

•

We are committed to keeping you informed throughout the process and will provide regular updates via email and through direct conversations with managers as new information becomes available. You can visit Era’s investor website located at https://ir.erahelicopters.com/ to view the press release announcing the transaction and related SEC filings.

•	If you have further questions you should speak to your supervisor or manager.

Forward-Looking Statements

Bristow and Era caution that statements in this filing which are forward-looking, and provide information other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Bristow, Era and the combined company. These forward-looking statements include, among other things, statements regarding plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the parties results of operations, financial position, growth opportunities and competitive position, including anticipated or expected revenues, EBITDA run-rates, cost savings and synergies, best-in-class operations, opportunities to capture additional value from market trends, fleet size and diversity, safety and transition issues, free cash flow, plans to de-lever and potential shareholder return. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. These statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Bristow and Era to obtain the shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; conditions imposed on the companies in order to obtain required regulatory approvals; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies or cost savings from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Bristow and Era operate or credit markets, including disruptions in the offshore oil and gas markets throughout the globe; changes in the regulatory regimes governing the offshore oil and gas markets and the offshore oil and gas services markets; the inability of Bristow or Era to execute on contracts successfully; changes in project design or schedules; the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of Bristow and Era, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of Bristow’s and Era’s annual and quarterly filings with the Securities and Exchange Commission, including Era’s annual report on Form 10-K for the year ended December 31, 2018, and Bristow’s annual report on Form 10-K for the year ended March 31, 2019 and their respective subsequent quarterly reports on Form 10-Q. This filing reflects the views of Bristow’s management and Era’s management as of the date hereof. Except to the extent required by applicable law, Bristow and Era undertake no obligation to update or revise any forward-looking statement.

Additional Information and Where to Find It

In connection with the proposed transaction, Era intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Era and Bristow that also constitutes a prospectus of Era (the “Joint Proxy Statement/Prospectus”). Each of Era and Bristow will provide the Joint Proxy Statement/Prospectus to their respective stockholders. Era and Bristow also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document which Era or Bristow may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. You may obtain a copy of the Joint Proxy Statement/Prospectus (when it becomes available), the Registration Statement (when it becomes available) and other relevant documents filed by Era and Bristow without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Era by mail at 945 Bunker Hill, Suite 650, Houston, Texas 77024, Attention: Investor Relations, by telephone at (713)-369-4700, or by going to the Investor page on Era’s corporate website at www.Erahelicopters.com; or (2) Bristow by mail at 3151 Briarpark Drive, Suite 700, Houston, Texas, 77042, Attention: Investor Relations, by telephone at (713) 267-7600, or by going to the Investors page on Bristow’s corporate website at www.Bristowgroup.com.

Participants in Proxy Solicitation

Era, Bristow and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Era and Bristow stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Era’s directors and executive officers in Era’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 8, 2019, and its definitive proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 24, 2019. Investors may obtain information regarding the names, affiliations and interests of Bristow’s directors and executive officers on Bristow’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read The Joint Proxy Statement/Prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.